UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Alteryx, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

02156B103
(CUSIP Number)

Blair Flicker
General Counsel
Insight Venture Partners
1114 Avenue of the Americas, 36th Floor
New York, NY 10036
212-230-9200

With a copy to:
Gordon R. Caplan
Matthew J. Guercio
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
212-728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02156B103	Page 2 of 16 Pages

SCHEDULE 13D

CUSIP No. – 02156B103
1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Insight Venture Partners VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,202,698 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,202,698 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,202,698 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.3% (1)(2)(3)

14	TYPE OF REPORTING PERSON
PN

(1) Consists of 209,429 shares of Class A common stock (“Class A Common Stock”) of Alteryx, Inc. (the “Issuer”) and 3,993,269 shares of Class B common stock (“Class B Common Stock”) of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights. Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 9,000,000 shares of Class A Common Stock outstanding as of March 29, 2017 and (ii) the 3,993,269 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13D does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13D, as described in footnote 2 above.

CUSIP No. 02156B103	Page 3 of 16 Pages

SCHEDULE 13D

CUSIP No. – 02156B103
1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Insight Venture Partners (Cayman) VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,087,116 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,087,116 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,087,116 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.8% (1)(2)(3)

14	TYPE OF REPORTING PERSON
PN

(1) Consists of 54,173 shares of Class A Common Stock of the Issuer and 1,032,943 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights. Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 9,000,000 shares of Class A Common Stock outstanding as of March 29, 2017 and (ii) the 1,032,943 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13D does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13D, as described in footnote 2 above.

CUSIP No. 02156B103	Page 4 of 16 Pages

SCHEDULE 13D

CUSIP No. – 02156B103
1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Insight Venture Partners (Delaware) VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,332,967 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,332,967 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,332,967 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.0% (1)(2)(3)

14	TYPE OF REPORTING PERSON
PN

(1) Consists of 66,424 shares of Class A Common Stock of the Issuer and 1,266,543 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights. Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 9,000,000 shares of Class A Common Stock outstanding as of March 29, 2017 and (ii) the 1,266,543 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13D does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13D, as described in footnote 2 above.

CUSIP No. 02156B103	Page 5 of 16 Pages

SCHEDULE 13D

CUSIP No. – 02156B103
1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Insight Venture Partners VIII (Co-Investors), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
149,989 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
149,989 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
149,989 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6% (1)(2)(3)

14	TYPE OF REPORTING PERSON
PN

(1) Consists of 7,474 shares of Class A Common Stock of the Issuer and 142,515 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights. Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 9,000,000 shares of Class A Common Stock outstanding as of March 29, 2017 and (ii) the 142,515 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13D does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13D, as described in footnote 2 above.

CUSIP No. 02156B103	Page 6 of 16 Pages

SCHEDULE 13D

CUSIP No. – 02156B103
1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Insight Venture Partners Coinvestment Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,929,138(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,929,138(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,929,138(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.9% (1)(2)(3)

14	TYPE OF REPORTING PERSON
PN

(1) Consists of 195,796 shares of Class A Common Stock of the Issuer and 3,733,342 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights. Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 9,000,000 shares of Class A Common Stock outstanding as of March 29, 2017 and (ii) the 3,733,342 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13D does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13D, as described in footnote 2 above.

CUSIP No. 02156B103	Page 7 of 16 Pages

SCHEDULE 13D

CUSIP No. – 02156B103
1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Insight Venture Partners Coinvestment Fund (Delaware) III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,843,637 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,843,637 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,843,637 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.3% (1)(2)(3)

14	TYPE OF REPORTING PERSON
PN

(1) Consists of 141,704 shares of Class A Common Stock of the Issuer and 2,701,933 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights. Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 9,000,000 shares of Class A Common Stock outstanding as of March 29, 2017 and (ii) the 2,701,933 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13D does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13D, as described in footnote 2 above.

CUSIP No. 02156B103	Page 8 of 16 Pages

SCHEDULE 13D

CUSIP No. – 02156B103
1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Insight Venture Associates VIII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,772,770 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,772,770 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,772,770 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.9% (1)(2)(3)

14	TYPE OF REPORTING PERSON
PN

(1) Consists of 337,500 shares of Class A Common Stock of the Issuer and 6,435,270 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights. Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 9,000,000 shares of Class A Common Stock outstanding as of March 29, 2017 and (ii) the 6,435,270 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13D does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13D, as described in footnote 2 above.

CUSIP No. 02156B103	Page 9 of 16 Pages

SCHEDULE 13D

CUSIP No. – 02156B103
1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Insight Venture Associates VIII, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,772,770 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,772,770 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,772,770 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.9% (1)(2)(3)

14	TYPE OF REPORTING PERSON
CO

(1) Consists of 337,500 shares of Class A Common Stock of the Issuer and 6,435,270 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights. Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 9,000,000 shares of Class A Common Stock outstanding as of March 29, 2017 and (ii) the 6,435,270 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13D does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13D, as described in footnote 2 above.

CUSIP No. 02156B103	Page 10 of 16 Pages

SCHEDULE 13D

CUSIP No. – 02156B103
1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Insight Venture Associates Coinvestment III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,772,775 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,772,775 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,772,775 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.9% (1)(2)(3)

14	TYPE OF REPORTING PERSON
PN

(1) Consists of 337,500 shares of Class A Common Stock of the Issuer and 6,435,275 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights. Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 9,000,000 shares of Class A Common Stock outstanding as of March 29, 2017 and (ii) the 6,435,275 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13D does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13D, as described in footnote 2 above.

CUSIP No. 02156B103	Page 11 of 16 Pages

SCHEDULE 13D

CUSIP No. – 02156B103
1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Insight Venture Associates Coinvestment III, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,772,775 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,772,775 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,772,775 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.9% (1)(2)(3)

14	TYPE OF REPORTING PERSON
CO

(1) Consists of 337,500 shares of Class A Common Stock of the Issuer and 6,435,275 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights. Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 9,000,000 shares of Class A Common Stock outstanding as of March 29, 2017 and (ii) the 6,435,275 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13D does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13D, as described in footnote 2 above.

CUSIP No. 02156B103	Page 12 of 16 Pages

SCHEDULE 13D

CUSIP No. – 02156B103
1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Insight Holdings Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,545,545 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,545,545 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,545,545 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
61.9% (1)(2)(3)

14	TYPE OF REPORTING PERSON
OO

(1) Consists of 675,000 shares of Class A Common Stock of the Issuer and 12,870,545 shares of Class B Common Stock of the Issuer.  The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights. Each share of Class A Common Stock is entitled to one vote per share.  Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A Common Stock, including at the option of the holder thereof.

(2) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 9,000,000 shares of Class A Common Stock outstanding as of March 29, 2017 and (ii) the 12,870,545 shares of Class B Common Stock beneficially owned by the Reporting Person that are convertible into Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D.

(3) The percentage ownership of the Reporting Person reported in this Schedule 13D does not give effect to the ten votes per share of Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this Schedule 13D, as described in footnote 2 above.

CUSIP No. 02156B103	Page 13 of 16 Pages

EXPLANATORY NOTE

This Schedule 13D is being filed with the Securities and Exchange Commission (“SEC”) on behalf of the Reporting Persons (as defined below).  In connection with the initial public offering of the Issuer (as defined below), the Reporting Persons have acquired beneficial ownership of more than 2% of the Shares (as defined below) of the Issuer during the preceding twelve months and, accordingly, are reporting beneficial ownership of the Shares on this Schedule 13D in lieu of reporting beneficial ownership of the Shares on a Schedule 13G pursuant to Rule 13d-1(d) of the Securities Exchange Act of 1934 (the "Act").

Item 1.	Security and Issuer.

This Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share (the “Shares”), issued by Alteryx, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 3345 Michelson Drive, Suite 400 Irvine, California 92612.

Item 2.	Identity and Background.

The persons filing this Schedule 13D are Insight Venture Partners VIII, L.P., a Cayman Islands exempted limited partnership (“IVP VIII”), Insight Venture Partners (Cayman) VIII, L.P., a Cayman Islands exempted limited partnership (“IVP Cayman VIII”), Insight Venture Partners (Delaware) VIII, L.P., a Delaware limited partnership (“IVP Delaware VIII”), Insight Venture Partners VIII (Co-Investors), L.P., a Cayman Islands exempted limited partnership (“IVP VIII Co-Investors” and collectively with IVP VIII, IVP Cayman VIII and IVP Delaware VIII, the “Insight VIII Funds”), Insight Venture Partners Coinvestment Fund III, L.P., a Cayman Islands exempted limited partnership (“IVP Coinvestment III”), Insight Venture Partners Coinvestment Fund (Delaware) III, L.P., a Delaware limited partnership (“IVP Coinvestment Delaware III” and collectively with IVP Coinvestment III, the “Insight Coinvestment Funds” and together with the Insight VIII Funds, the “Insight Funds”), Insight Venture Associates VIII, L.P., a Cayman Islands exempted limited partnership (“IVA VIII”), Insight Venture Associates VIII, Ltd., a Cayman Islands exempted company (“IVA VIII Ltd”), Insight Venture Associates Coinvestment III, L.P., a Cayman Islands exempted limited partnership (“IVA III”), Insight Venture Associates Coinvestment III, Ltd., a Cayman Islands exempted corporation (“IVA III, Ltd”) and Insight Holdings Group, LLC, a Delaware limited liability company (“Holdings” and collectively with the foregoing entities in this paragraph, the “Reporting Persons”) The principal business address of the Reporting Persons and the Scheduled Persons (as defined below) is 1114 Avenue of the Americas, 36th Floor, New York, New York 10036.

Holdings is the sole shareholder of IVA VIII Ltd, which in turn is the general partner of IVA VIII, which in turn is the general partner of each of the Insight VIII Funds.  Holdings is also the sole shareholder of IVA III, Ltd, which in turn is the general partner of IVA III, which in turn is the general partner of each of the Insight Coinvestment Funds.  Holdings is managed by a five-person Board of Managers.

Schedule A hereto sets forth all the directors/managers and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each Reporting Person.

The principal business of each of the Insight Funds is making venture capital, private equity and related investments.  The principal business of IVA VIII is acting as the general partner of the Insight VIII Funds.  The principal business of IVA VIII Ltd. is acting as the general partner of IVA VIII.  The principal business of IVA III is acting as the general partner of the Insight Coinvestment Funds.  The principal business of IVA III Ltd. is acting as the general partner of IVA III.  The principal business of Holdings is acting as the shareholder of IVA VIII Ltd., IVA III Ltd. and as the shareholder or other interest holder of affiliated entities.

The Reporting Persons have entered into a Joint Filing Agreement, dated April 7, 2017, a copy of which is attached as Exhibit 99.1 hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Act.

None of the Reporting Persons nor, to the best of their knowledge, any Scheduled Person, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

CUSIP No. 02156B103	Page 14 of 16 Pages

Item 3.	Source or Amount of Funds or Other Consideration.

On September 30, 2014, the Insight Funds acquired 1,775,271 shares of the Issuer’s Series B Preferred Stock (the “Series B Preferred Stock”) and 5,788,898 shares of the Issuer’s  Common Stock (the “Common Stock”).  The Series B Preferred Stock was acquired for $8.3287 per share and the Common Stock was acquired for $6.6630 per share.

On September 23, 2015, the Issuer effected a 1-to-2.5 stock split of its outstanding capital stock, which resulted in the Reporting Persons owning 4,438,177 shares of Series B Preferred Stock and 14,472,245 shares of Common Stock.

On September 24, 2015, the Insight Funds acquired 3,659,465 shares of the Issuer’s Series C Preferred Stock (the “Series C Preferred Stock”) and 1,682,511 shares of Common Stock. The Series C Preferred Stock was acquired for $6.8316 per share and the Common Stock was acquired for $5.9435 per share.

On December 8, 2015, the Insight Funds acquired 1,000,000 shares of Common Stock.  The Common Stock was acquired for $5.943 per share.

On January 3, 2017, the Insight Funds acquired 488,722 shares of Common Stock.  The Common Stock was acquired for $7.00 per share.

On February 27, 2017, the Issuer effected a 2-to-1 reverse stock split of its outstanding capital stock. Also on February 27, 2017, the Issuer amended and restated its certificate of incorporation, in part implementing a dual class common stock structure where all existing shares of Common Stock converted to Class B Common Stock and the Issuer authorized a new class of Class A Common Stock. The Class A Common Stock is entitled to one vote per share and the Class B Common Stock is entitled to ten votes per share.

Immediately prior to the completion of the Issuer’s initial public offering on March 29, 2017 (the “IPO”), all outstanding shares of Series B Preferred Stock and Series C Preferred Stock were automatically converted into shares of the Issuer’s Class B Common Stock, resulting in the Insight Funds holding 12,870,545 shares of Class B Common Stock.  In addition, concurrently with the completion of the IPO, the Insight Funds purchased 675,000 shares of the Issuer’s Class A Common Stock for a price of $14.00 per share.

The Series B Preferred Stock, the Series C Preferred Stock, the Class A Common Stock, and the Class B Common Stock were acquired with available capital of the applicable Insight Fund.

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 13,545,545 Shares.

Item 4.	Purpose of Transaction.

The Insight Funds acquired the Shares for investment purposes.  The Reporting Persons expect to evaluate the Issuer’s financial condition, business operations and prospects, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions and other factors on an ongoing basis.  Accordingly, the Reporting Persons may, subject to the restrictions contained in the securities laws, dispose of some or all of the Shares or other securities in public or private transactions.  Any such transactions may be effected at any time and from time to time. In addition, Jeffrey Horing, a Scheduled Person, is a member of the Board of Directors of the Issuer. Mr. Horing, solely in his capacity as a member of the Board of Directors of the Issuer, may, from time to time, formulate plans or proposals regarding the Issuer or its securities for consideration by the Board of Directors and the Issuer’s management as part of his service as a director.

None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Scheduled Persons has any present plans or proposals which relate to or which would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

CUSIP No. 02156B103	Page 15 of 16 Pages

Item 5.	Interest in Securities of the Issuer.

Each share of Class B Common Stock is convertible at any time by the holder thereof into one share of Class A Common Stock. Percentages in this Schedule 13D are calculated in accordance with the rules of the SEC based on the quotient obtained by dividing (i) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the applicable Reporting Person by (ii) the sum of (A) 9,000,000 shares of Class A Common Stock outstanding as of March 29, 2017, and (B) the number of shares of Class B Common Stock beneficially owned by the applicable Reporting Person. Any conversion of Class B Common Stock into Class A Common Stock will be made pro rata among the Reporting Persons.  The aggregate number of shares of Class B Common Stock beneficially owned by the applicable Reporting Person as set forth in clauses “(i)” and “(ii)” of this sub-clause (a) are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the applicable Reporting Person for purposes of this Schedule 13D. To the Reporting Persons’ knowledge, no Shares are beneficially owned by any Scheduled Person.

(a) Number of Shares beneficially owned and percentage of class:

Reporting Person	Number of Shares Beneficially Owned	Percentage of Class

Insight Venture Partners VIII, L.P.	4,202,698	32.3%
Insight Venture Partners (Cayman) VIII, L.P.	1,087,116	10.8%
Insight Venture Partners (Delaware) VIII, L.P.	1,332,967	13.0%
Insight Venture Partners VIII (Co-Investors), L.P.	149,989	1.6%
Insight Venture Partners Coinvestment Fund III, L.P.	3,929,138	30.9%
Insight Venture Partners Coinvestment Fund (Delaware) III, L.P.	2,843,637	24.3%
Insight Venture Associates VIII, L.P.	6,772,770*	43.9%*
Insight Venture Associates VIII, Ltd.	6,772,770*	43.9%*
Insight Venture Associates Coinvestment III, L.P.	6,772,775*	43.9%*
Insight Venture Associates Coinvestment III, Ltd.	6,772,775*	43.9%*
Insight Holdings Group, LLC	13,545,545*	61.9%*

(b) Sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of the Shares:

Reporting Person	Sole Power to Vote/Direct Disposition	Shared Power to Dispose/Direct the Disposition

Insight Venture Partners VIII, L.P.	4,202,698	0
Insight Venture Partners (Cayman) VIII, L.P.	1,087,116	0
Insight Venture Partners (Delaware) VIII, L.P.	1,332,967	0
Insight Venture Partners VIII (Co-Investors), L.P.	149,989	0
Insight Venture Partners Coinvestment Fund III, L.P.	3,929,138	0
Insight Venture Partners Coinvestment Fund (Delaware) III, L.P.	2,843,637	0
Insight Venture Associates VIII, L.P.	0	6,772,770*
Insight Venture Associates VIII, Ltd.	0	6,772,770*
Insight Venture Associates Coinvestment III, L.P.	0	6,772,775*
Insight Venture Associates Coinvestment III, Ltd.	0	6,772,775*
Insight Holdings Group, LLC	0	13,545,545*

*Holdings is the sole shareholder of IVA VIII Ltd, which in turn is the general partner of IVA VIII, which in turn is the general partner of each of the Insight VIII Funds.  Accordingly, the number of shares listed as owned by each of the Insight VIII Funds may be deemed to be beneficially owned by Holdings, IVA VIII Ltd and IVA VIII.  Holdings is the sole shareholder of IVA III, Ltd, which in turn is the general partner of IVA III which in turn is the general partner of each of the Insight Coinvestment Funds.  Accordingly, the number of shares listed as owned by each of the Insight Coinvestment Funds may be deemed to be beneficially owned by Holdings, IVA III, Ltd and IVA III.  The foregoing is not an admission by any of Holdings, IVA VIII Ltd, IVA VIII, IVA III, Ltd or IVA III that it (i) is the beneficial owner of the shares held by the Insight Funds, or (ii) has a pecuniary interest in the shares held by the Insight Funds except to the extent of its economic interest in such shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares for purposes of Section 13(d) of the Act or for any other purpose.

(c) Except as described herein, during the last sixty (60) days there were no transactions in the Shares effected by the Reporting Persons.

(d) Except as set forth in this Item 5 and for persons referred to in Item 2 above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Each of the Insight Funds entered into a “lock-up” arrangement in connection with the IPO pursuant to which the Insight Funds have agreed not to offer, sell or agree to sell, directly or indirectly any shares of Class A Common Stock or Class B Common Stock (other than those shares acquired in the IPO or in open market transactions after the IPO) without the permission of each of Goldman, Sachs & Co. and J.P. Morgan Securities LLC on behalf of the underwriters for a period of 180 days from the date of the Issuer’s prospectus.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into a Joint Filing Agreement, attached hereto as Exhibit 99.1 and incorporated by reference herein, with respect to the joint filing of this Schedule 13D and any amendments thereto.

CUSIP No. 02156B103	Page 16 of 16 Pages

The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.  Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1

Joint Filing Agreement, dated April 7, 2017, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  April 7, 2017

INSIGHT VENTURE PARTNERS VIII, L.P.

By:	Insight Venture Associates VIII, L.P.,
its general partner

By:	Insight Venture Associates VIII, Ltd.,
its general partner

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

INSIGHT VENTURE PARTNERS (CAYMAN) VIII, L.P.

By:	Insight Venture Associates VIII, L.P.,
its general partner

By:	Insight Venture Associates VIII, Ltd.,
its general partner

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

INSIGHT VENTURE PARTNERS (DELAWARE) VIII, L.P.

By:	Insight Venture Associates VIII, L.P.,
its general partner

By:	Insight Venture Associates VIII, Ltd.,
its general partner

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

INSIGHT VENTURE PARTNERS VIII (CO-INVESTORS), L.P.

By:	Insight Venture Associates VIII, L.P.,
its general partner

By:	Insight Venture Associates VIII, Ltd.,
its general partner

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

INSIGHT VENTURE PARTNERS COINVESTMENT FUND III, L.P.

By:	Insight Venture Associates Coinvestment III,
L.P., its general partner

By:	Insight Venture Associates Coinvestment III,
Ltd., its general partner

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

INSIGHT VENTURE PARTNERS COINVESTMENT FUND (DELAWARE) III, L.P.

By:	Insight Venture Associates Coinvestment III,
L.P., its general partner

By:	Insight Venture Associates Coinvestment III,
Ltd., its general partner

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

INSIGHT VENTURE ASSOCIATES VIII, L.P.

By:	Insight Venture Associates VIII, Ltd.,
its general partner

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

INSIGHT VENTURE ASSOCIATES VIII, LTD.

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

INSIGHT VENTURE ASSOCIATES COINVESTMENT III, L.P.

By:	Insight Venture Associates Coinvestment III,
Ltd., its general partner

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

INSIGHT VENTURE ASSOCIATES COINVESTMENT III, LTD.

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory

INSIGHT HOLDINGS GROUP, LLC

By:	/s/ Blair Flicker
	Name:	Blair Flicker
	Title:	Authorized Signatory